UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant’s name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the three months ended March 31, 2025 and the unaudited consolidated financial statements of Golar LNG Limited (the “Company” or “Golar”) as of and for the three months ended March 31, 2025.

The information contained in this report on Form 6-K (this “Report”) is hereby incorporated by reference into the Company’s registration statement on Form F-3 ASR (File No. 333-271027), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: June 6, 2025	By:	/s/ Eduardo Maranhão
	Name:	Eduardo Maranhão
	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Report, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “projected,” “plan,” “potential,” “continue,” “will,” “may,” “could,” “should,” “would,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) with BP Mauritania Investments Limited, a subsidiary of BP p.l.c. (“bp”), entered into in connection with the Greater Tortue Ahmeyim Project (the “GTA Project”), including the commissioning and start-up of various project infrastructure. Delays to floating liquefaction natural gas vessel (“FLNG”) commissioning works and the start of operations for our FLNG Gimi (“FLNG Gimi”) could result in incremental costs to both parties to the LOA;
•our ability to meet our obligations under our commercial agreements, including the liquefaction tolling agreement (the “LTA”) entered into in connection with the FLNG Hilli Episeyo (“FLNG Hilli”);
•our ability to meet our obligations to Southern Energy S.A. (“SESA”) in connection with the recently signed agreement to deploy FLNG Hilli in Argentina, and SESA’s ability to meet its obligations to us;
•our ability to meet our obligations to SESA in connection with the recently signed definitive agreement to deploy our FLNG in conversion, the MKII FLNG (“MKII FLNG”), in Argentina, including reaching a final investment decision, and SESA’s ability to meet its obligations to us;
•our ability to obtain additional financing or refinance existing debt on acceptable terms or at all including the satisfaction of the conditions precedent to the consummation of the FLNG Gimi sale leaseback transaction;
•global economic trends, competition, and geopolitical risks, including U.S. government actions, trade tensions or conflicts such as between the U.S. and China, related sanctions, a potential Russia-Ukraine peace settlement and its potential impact on liquefied natural gas (“LNG”) supply and demand;
•a material decline or prolonged weakness in tolling rates for FLNGs;
•failure of shipyards to comply with schedules, performance specifications or agreed prices;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•an increase in tax liabilities in the jurisdictions where we are currently operating, have previously operated or expect to operate;
•continuing volatility in the global financial markets, including commodity prices, foreign exchange rates and interest rates and global trade policy, particularly the recent imposition of tariffs by the U.S. government;
•changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•changes in our ability to retrofit vessels as FLNGs, including the availability of vessels to purchase and in the time it takes to build new vessels or convert existing vessels;
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including our future projects and other contracts to which we are a party;
•our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining equity method investments on a timely basis or at all;

•increases in operating costs as a result of inflation or trade policy, including salaries and wages, insurance, crew provisions, repairs and maintenance, spares and redeployment related modification costs;
•claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc. (“NFE”), Energos Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Snam S.p.A. (“Snam”);
•the ability of NFE, Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
•changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;
•rules on climate-related disclosures promulgated by the European Union, including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
•actions taken by regulatory authorities that may prohibit the access of FLNGs to various ports and locations; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on March 27, 2025 (the “2024 Annual Report”).

We caution readers of this Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this Report are made only as of the date of this Report, and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2025 and 2024. Throughout this Report, unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us” and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Ltd, or to all such entities. References to “Avenir” refer to our former affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. Unless otherwise indicated, all references to “USD” and “$” in this Report are to U.S. dollars. You should read the following discussion and analysis together with the unaudited consolidated financial statements and related notes included elsewhere in this Report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our 2024 Annual Report.

Overview

Our strategy is to provide market leading FLNG operations and focus our balance sheet flexibility to maximize shareholder returns through accretive FLNG projects. We offer gas resource holders a proven, quick and low-cost solution to monetize stranded gas reserves. Our industry leading FLNG operational track record and FLNG growth prospects allow gas resource holders, developers and customers a low-cost, low-risk, quick-delivering solution for natural gas liquefaction.

Recent and Other Developments

In addition to the other information set forth in this Report on Form 6-K, please see “Item 5 - Operating and Financial Review and Prospects - Significant Developments since January 1, 2025” of our 2024 Annual Report.

Since March 31, 2025, certain recent and other developments that have occurred are as follows:

•20-year FLNG deployment projects in Argentina

On May 2, 2025, we announced our execution of 20-year agreements for a combined 5.95 mtpa nameplate liquefaction capacity in Argentina. Following satisfaction of all conditions precedent, we reached a Final Investment Decision (“FID”) for the re-deployment of the FLNG Hilli under a 20-year agreement with SESA. FLNG Hilli will be deployed offshore Argentina, with commercial operations expected to commence in 2027. Under the terms of the agreement, we will receive fixed annual charter hire of $285 million, in addition to a commodity-linked tariff component equal to 25% of Free on Board (FOB) prices in excess of $8.00 per MMBtu.

In addition, we entered into definitive agreements for a 20-year charter of the MKII FLNG with SESA, currently undergoing conversion at the CIMC Raffles shipyard. The definitive agreements are subject to the satisfaction of defined conditions precedent. Commercial operation is expected to commence in 2028. Under the terms of the agreement, we will receive fixed annual charter hire of $400 million, plus a commodity-linked tariff of 25% of FOB prices above $8.00 per MMBtu.

•Dividends

In May 2025, we declared a dividend of $0.25 per share in respect of the three months ended March 31, 2025 to shareholders of record on June 3, 2025, which will be paid on or around June 10, 2025.

•2025 Annual General Assembly

In May 2025, we held our annual general meeting to re-elect Tor Olav Trøim, Daniel Rabun, Carl Steen, Niels Stolt-Nielsen and Lori Wheeler Naess and appoint Benoît de la Fouchardiere and Mi Hong Yoon as directors, re-appoint Ernst & Young LLP as our auditors and approve the remuneration of our directors for the year ending December 31, 2025.

Mr. Benoît de la Fouchardiere has served as CEO for Dixstone since March 2004, a Netherlands based shipyard and engineering services affiliate of the Perenco Group, and as a Board member of the African Energy Chamber. Prior to this, Mr. Fouchardiere served Perenco, a leading independent European oil and gas company and current customer and shareholder of Golar.

Ms. Mi Hong Yoon has served as our Company Secretary since March 2022 and as Managing Director of Golar Management (Bermuda) Limited since February 2022. Prior to this role, Ms. Yoon was employed by Digicel Bermuda as Chief Legal, Regulatory and Compliance Officer and also previously served as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London.

Operating and Financial Review

See note 4 “Segment Information” of the unaudited consolidated financial statements included herein for additional information on our segments.

In January 2025, our LNG carrier Fuji LNG completed its final cargo delivery under a short-term contract and entered the shipyard in early February 2025 to begin conversion into a MKII FLNG. In March 2025, we finalized the sale of our remaining LNG carrier, the Golar Arctic. These key milestones marked our exit from shipping operations. Accordingly, starting in the first quarter of 2025, we no longer classify Shipping as a reportable segment. All associated legacy shipping activities have been included within the broader Corporate and other segment with retrospective effect.

Reconciliations of consolidated net income to Adjusted EBITDA for the three months ended March 31, 2025 and 2024 are as follows:

(in thousands of $)	2025	2024
Net income	12,939	66,495
Income tax	179	138
Income before income tax	13,118	66,633
Depreciation and amortization	12,638	12,476
Unrealized loss/(gain) on oil and gas derivative instruments	25,001	(2,148)
Interest income	(8,699)	(10,026)
Loss/(gain) on derivative instruments, net	6,795	(6,202)
Other financial items, net	2,292	2,640
Net (income)/loss from equity method investments	(10,209)	214
Adjusted EBITDA (1)	40,936	63,587
(1) Adjusted EBITDA is a non-U.S. GAAP financial measure and is calculated by taking net income before net (income)/losses from equity method investments, income taxes, other financial items, net, loss/(gain) on derivative instruments, interest expense, interest income, unrealized loss/(gain) on oil and gas derivative instruments and depreciation and amortization. Adjusted EBITDA increases the comparability of our operational performance from period to period and against the operational performance of other companies without regard to our financing methods or capital structure. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Discussed below are the material changes of our consolidated results of operations for the three months ended March 31, 2025 compared against the three months ended March 31, 2024:

Unrealized (loss)/gain on oil and gas derivative instruments:

	Three months ended March 31,
(in thousands of $)	2025	2024
Unrealized (loss)/gain on FLNG Hilli’s oil derivative instrument	(12,559)	30,674
Unrealized loss on FLNG Hilli’s gas derivative instrument	(12,442)	(16,756)
Unrealized mark-to-market adjustment on commodity swap derivatives	—	(11,770)
Unrealized (loss)/gain on oil and gas derivative instruments	(25,001)	2,148

•Unrealized (loss)/gain on FLNG Hilli's oil derivative instrument: This reflects the mark-to-market (“MTM”) movements related to the changes in the fair value of the FLNG Hilli’s oil derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us as a result of Brent linked crude oil prices moving above a contractual oil price floor over the remaining term of the LTA. The increase of unrealized loss of $43.2 million for the three months ended March 31, 2025 compared to the same period in 2024 was driven by the volatility in the future Brent linked crude oil price curve over the LTA’s remaining term.

•Unrealized loss on FLNG Hilli’s gas derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s gas derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us for the 0.2 mtpa incremental LNG capacity to the end of the LTA which is linked to the TTF gas prices and forecast Euro/USD exchange rates. The decrease in unrealized MTM loss of $4.3 million for the three months ended March 31, 2025 compared to the same period in 2024 was primarily driven by the volatility in the future TTF linked gas price curve over the LTA’s remaining term.

•Unrealized MTM adjustment for commodity swap derivatives: We entered into commodity swaps to hedge our exposure to the Dutch Title Transfer Facility (“TTF”) linked earnings on the FLNG Hilli (100% of which were attributable to us). The decrease of $11.8 million in unrealized MTM loss for the three months ended March 31, 2025 compared to the same period in 2024 was due to the maturity of TTF swaps on December 31, 2024. No new swaps have been entered since. Previously, our exposure was economically hedged by swapping variable cash receipts linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties of which the resultant adjustments were presented in “Realized MTM adjustment on commodity swap derivatives,” in the unaudited consolidated statements of operations.

Interest income: The decrease of $1.3 million for the three months ended March 31, 2025 compared to the same period in 2024 was primarily due to:

•a $2.8 million decrease given reduced short term money-market deposits held during the three months ended March 31, 2025 compared to the same period in 2024;

•partially offset by a $1.0 million increase in interest income for the three months ended March 31, 2025, on a shareholder loan granted to First FLNG Holdings (“FFH”) in August 2024. There was no comparable interest income for the same period in 2024; and

•an increase of $0.6 million due to higher balances held in bank accounts during the three months ended March 31, 2025 compared to the same period in 2024.

(Loss)/gain on derivative instruments, net:

	Three months ended March 31,
(in thousands of $)	2025	2024
Unrealized MTM adjustment for interest rate swap (“IRS”) derivatives	(7,237)	3,901
Net interest income on undesignated IRS derivatives	442	2,301
(Loss)/gain on derivative instruments, net	(6,795)	6,202

•Unrealized MTM adjustment for IRS derivatives: This reflects the MTM movements related to the changes in the fair value of our IRS derivatives. As of March 31, 2025 and 2024, we had an IRS portfolio with notional amounts of $408.3 million and $699.2 million, respectively, none of which are designated as hedges for accounting purposes. The $11.1 million increase in unrealized MTM loss for the three months ended March 31, 2025 compared to unrealized MTM gain for the three months ended March 31, 2024 was driven by lower notional values of our swap portfolio partially offset by fair value adjustments reflecting our creditworthiness and that of our counterparties.

•Net interest income on undesignated IRS derivatives: This reflects the net interest exposure in relation to our IRS derivatives. The decrease of $1.9 million for the three months ended March 31, 2025 compared to the same period in 2024 was driven largely by the movements of the reference rates.

Other financial items, net:

	Three months ended March 31,
(in thousands of $)	2025	2024
Financing arrangement fees and other related costs	(813)	(3,137)
Foreign exchange (loss)/gain on operations	(1,497)	213
Amortization of debt guarantees	62	419
Others	(44)	(135)
Other financial items, net	(2,292)	(2,640)

•Financing arrangement fees and other related costs: The decrease of $2.3 million for the three months ended March 31, 2025 when compared to same period in 2024, was mainly due to the $2.5 million fees from the parent of the CSSC lessor variable interest entity (“VIE”) that we consolidate.

•Foreign exchange (loss)/gain on operations: The increase in foreign exchange loss of $1.7 million for the three months ended March 31, 2025 compared to foreign exchange gain for the three months ended March 31, 2024 was mainly driven by the weakening of the U.S. Dollar against the Norwegian Krone.

Net (income)/loss from equity method investments: The increase of $10.4 million net income from equity method investments for the three months ended March 31, 2025 compared to the same period in 2024 was primarily due to the gain on disposal of our shareholding in Avenir.

Adjusted EBITDA: The decrease of $22.7 million Adjusted EBITDA for the three months ended March 31, 2025 compared to the same period in 2024 was primarily due to a $12.9 million reduction in realized gains on oil and gas derivative instruments, following the maturity of TTF swaps on December 31, 2024, with no new TTF positions entered into during 2025. Additionally, total operating revenues declined by $2.5 million due to lower time charter and ballast bonus earnings, as Golar Arctic was on commercial waiting time since February 2024 until her disposal in March 2025. Administrative expenses increased by $2.5 million due to higher general overheads while project development expenses also increased by $2.5 million reflecting increased business development activities. Other operating losses increased by $1.4 million was driven by a credit loss allowance and the loss recognized on the disposal of Golar Arctic. These movements reflect changes across all segments on a consolidated basis. Further details and material movements within specific reportable segments are discussed below.

FLNG segment

This relates to activities of the FLNG Hilli, FLNG Gimi and our other FLNG projects.

	Three months ended March 31,
(in thousands of $)	2025	2024
Total operating revenues	55,688	56,368
Realized gain on oil and gas derivative instruments, net	21,213	34,147
Vessel operating expenses	(18,785)	(18,784)
Project development expenses	(2,351)	(1,085)
Administrative expenses	(588)	(471)
Adjusted EBITDA	55,177	70,175

Other Financial Data:
Liquefaction services revenue	55,688	56,368
Realized gain on oil and gas derivative instruments, net	21,213	34,147
Amortization of deferred commissioning period revenue, amortization of Day 1 gains and other	(3,970)	(4,014)
FLNG tariff, net (1)	72,931	86,501

(1) FLNG tariff, net is a non-U.S. GAAP financial measure and is calculated by taking the liquefaction services revenue adjusted for the amortization of deferred commissioning period revenue and Day 1 gains (deferred revenues), the unwinding of liquidated damages, accrued underutilization, accrued overproduction revenue and the realized gains on oil and gas derivative instruments. FLNG tariff, net reflects the cash earnings of FLNG Hilli in a given period which consists of the base tolling fees, oil linked fees, gas linked fees, billed overproduction revenue and underutilization adjustment invoiced to the customer. FLNG tariff, net increases the comparability of our FLNG performance from period to period and against the performance of other operational FLNGs. FLNG tariff, net should not be considered as an alternative to total operating revenue of the FLNG segment or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Realized gain on oil and gas derivative instruments:

	Three months ended March 31,
(in thousands of $)	2025	2024
Realized gain on FLNG Hilli’s oil derivative instrument	12,039	16,972
Realized gain on FLNG Hilli’s gas derivative instrument	9,174	4,816
Realized MTM adjustment on commodity swap derivatives	—	12,359
Realized gain on oil and gas derivative instruments, net	21,213	34,147

•Realized gain on FLNG Hilli’s oil derivative instrument: This reflects the billings above the FLNG Hilli’s base tolling fee when the Brent linked crude oil price is greater than $60 per barrel. The decrease of $4.9 million for the three months ended March 31, 2025 compared to the same period in 2024 was driven by decreased three-month look-back average oil price of $75.56/barrel for the three months ended March 31, 2025 compared to $81.74/barrel for the three months ended March 31, 2024.

•Realized gain on FLNG Hilli’s gas derivative instrument: This reflects the tolling fee in excess of the contractual floor rate, linked to TTF prices and the Euro/USD foreign exchange movements. The increase of $4.4 million for the three months ended March 31, 2025 compared to the same period in 2024 was driven by an increased one-month look-back average TTF price of €47.80 for the three months ended March 31, 2025 compared to €30.33 for the three months ended March 31, 2024, partially offset by the foreign exchange movements of the Euro against the U.S. Dollar of an average 1.036 in three months ended March 31, 2025 as compared to 1.087 in the same period in 2024.

•Realized MTM adjustment on commodity swap derivatives: We entered into commodity swaps to hedge our exposure of FLNG Hilli’s tolling fee that is linked to the TTF index pursuant to the second amendment to the LTA (“LTA Amendment 2”) (100% of which were attributable to us). The decrease of $12.4 million for the three months ended March 31, 2025 compared to the same period in 2024 was driven by the maturity of TTF swaps on December 31, 2024. No new swaps have been entered since.

FLNG Tariff, net: The decrease of $13.6 million for the three months ended March 31, 2025 compared to the same period in 2024 was primarily due to the decrease in the realized gains on FLNG Hilli’s oil and gas derivative instruments, net.

Project development expenses: This comprised of non-capitalizable project-related expenses such as legal, professional and consultancy costs for FLNG projects in exploratory stages. The increase of $1.3 million for the three months ended March 31, 2025 compared to the same period in 2024 was driven primarily by higher costs incurred on pursuing FLNG contracting opportunities in Argentina.

Corporate and other segment

This relates to our ship management, administrative and ship operations, maintenance services and our legacy shipping activities. We have offices in Bermuda, London, Oslo, Doula and Noaukchott that provide FLNG commercial, operational and technical support, crew management services and supervision, corporate secretarial, accounting and treasury services.

	Three months ended March 31,
(in thousands of $)	2025	2024

Total operating revenues	6,814	8,591
Vessel operating expenses	(9,685)	(8,848)
Administrative expenses	(8,999)	(6,604)
Other operating loss	(1,403)	—
Project development expenses	(968)	273
Adjusted EBITDA	(14,241)	(6,588)

Total operating revenues: The decrease of $1.8 million for the three months ended March 31, 2025 compared to the same period in 2024 was primarily due to:

•$3.0 million decrease attributable to time charter revenue and ballast bonus from the Golar Arctic for the three months ended March 31, 2024. There was no comparable income for the same period in 2025;
•partially offset by $0.7 million increase attributable to time charter revenue and ballast bonus from the Fuji LNG for the three months ended March 31, 2025; and
•$0.6 million increase in vessel operation and maintenance fees earned from the Italis LNG (formerly known as Golar Tundra).

Administrative expenses: The increase of $2.4 million for the three months ended March 31, 2025, compared to the same period in 2024, was primarily driven by a $2.1 million increase in employee compensation and benefits during the three months ended March 31, 2025, compared to the same period in 2024.

Other operating loss: The $1.4 million other operating loss for the three months ended March 31, 2025 was due to $0.9 million credit loss allowance on the Higas Holdings Limited (“Higas”) shareholder loan and $0.5 million loss on disposal of the Golar Arctic. There were no comparable amounts in the same period in 2024.

Project development expenses: The increase of $1.2 million in project development expenses for the three months ended March 31, 2025 compared to the same period in 2024 was primarily driven by $0.9 million increase in professional and consultancy fees for existing business venture.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of our debt, working capital, potential investments, FLNG modification, FLNG Hilli redeployment capital expenditures, and conversion projects (including MKII FLNG project related commitments). We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations and our planned liquidity-enhancing initiatives (see note 1 of our unaudited consolidated financial statements included herein), will be sufficient to support our liquidity and capital requirements for at least the next 12 months.

As of March 31, 2025, we had cash and cash equivalents (including short-term deposits) of $694.3 million, of which $172.9 million is restricted cash. Included within restricted cash is $81.3 million pre-Commercial Operations Date (“COD”) earnings from the Gimi, $60.9 million in respect of the issuance of a letter of credit by a financial institution to the Customer, $16.7 million cash belonging to the lessor VIE that we are required to consolidate under U.S. GAAP and $12.9 million in respect of the Operation and Maintenance Agreement with LNG Hrvatska d.o.o. Refer to note 11 “Restricted Cash and Short-term Deposits” of our unaudited consolidated financial statements included herein for additional details.

Since March 31, 2025, transactions impacting our cash flows include:

Receipts of:
•$40.5 million of pre-commissioning contractual cash flows received in relation to the Gimi LOA; and
•$2.0 million proceeds from First FLNG Holdings’ subscription of equity interest in Gimi MS Corporation (“Gimi MS”).

Payments of:
•$124.5 million of additions to the asset under development, the MKII FLNG;
•$78.4 million of additions to the asset under development, the Gimi;
•$32.8 million of scheduled loan and interest repayments; and
•$0.3 million relating to a drawdown under the revolving shareholder loan provided to Higas.

Borrowing activities

As of March 31, 2025, we were in compliance with all our covenants under our various loan agreements. See note 16 “Debt” in our unaudited consolidated financial statements included herein for additional information.

Security, Debt and Lease Restrictions

Certain of our financing agreements are collateralized by vessel liens. The existing financing agreements impose certain operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, buy-back additional shares in excess of existing allowances or distribute dividends. In addition, lenders may accelerate the maturity of indebtedness under existing financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in our debt agreements. Many of our debt agreements contain certain covenants which require compliance with certain financial ratios. Such ratios include maintaining a positive working capital ratio, a tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, we have agreed to retain at least $50.0 million of cash and cash equivalents on a consolidated basis.

Cash Flows

	Three months ended March 31,
(in thousands of $)	2025	2024
Net cash provided by operating activities	100,577	36,471
Net cash used in investing activities	(61,965)	(102,443)
Net cash used in financing activities	(60,881)	(65,471)
Net decrease in cash and cash equivalents, restricted cash and short-term deposits	(22,269)	(131,443)
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period	716,582	771,470
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period	694,313	640,027

Operating activities

Our key source of cash is from FLNG Hilli's operations and beginning from the second quarter of 2025, FLNG Gimi's operations. We also generate cash through our vessel management services and FSRU operation and maintenance contracts. Our primary uses of cash for operating activities include crew, repairs and maintenance, spares, stores and consumables and insurance costs. Other uses of cash from operating activities include employee compensation and benefits, audit and accounting fees, legal fees, and other general corporate expenditures.

Net cash provided by operating activities increased by $64.1 million for the three months ended March 31, 2025, compared to the same period in 2024. This increase was primarily due to $87.1 million increase in FLNG Gimi's pre-COD contractual cash flows, reflecting $52.1 million receipts for the three months ended March 31, 2025 compared to $35.0 million liquidated damages payments in the same period in 2024. The overall increase in cash provided by operating activities was partially offset by higher operating expenses.

Investing activities

Cash used in investing activities primarily reflects expenditures related to FLNG conversion expenditure projects, loans to related parties, and payments for acquisition of investments. Conversely, cash provided by investing activities mainly arises from proceeds received through equity subscriptions, sales of our equity method investments and long-lived assets, as well as repayment of loans from related parties.

For the three months ended March 31, 2025 net cash used in investing activities decreased by $40.5 million compared to the same period in 2024. This improvement was primarily due to $81.9 million in cash inflows, which included repayment of a loan by a related party, as well as proceeds from the sale of equity method investments and long-lived assets. There were no comparable cash inflows in 2024.

These cash inflows were partially offset by $9.7 million additions to equity method investment, $90.9 million increase in capital expenditure related to our FLNG conversion projects and $62.1 million decrease in cash outflows related to the acquisition of Fuji LNG which was completed in 2024.

Financing activities

Cash used in financing activities consists primarily of repayments of debt, payment of dividends and financing costs and repurchases of shares.

Net cash used in financing activities decreased by $4.6 million for the three months ended March 31, 2025, compared to the same period in 2024, primarily due to the absence of purchases of treasury shares during the three months ended March 31, 2025, compared to $14.2 million treasury share purchases in the same period in 2024. This movement was partially offset by $12.0 million increase in debt repayments in the three months ended March 31, 2025 compared to the same period in 2024.

GOLAR LNG LIMITED

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except per share data)	Notes	Three months ended March 31,
		2025	2024
Liquefaction services revenue	5	55,688	56,368
Vessel management fees and other revenues	5	5,938	5,386
Time and voyage charter revenues	9	876	3,205
Total operating revenues	4	62,502	64,959

Vessel operating expenses	4	(28,470)	(27,632)
Administrative expenses	4	(9,587)	(7,075)
Project development expenses		(3,319)	(812)
Depreciation and amortization		(12,638)	(12,476)
Total operating expenses		(54,014)	(47,995)

Realized and unrealized (loss)/gain on oil and gas derivative instruments	4, 7	(3,788)	36,295
Other operating loss	4, 20	(1,403)	—
Total other operating (losses)/income		(5,191)	36,295

Operating income		3,297	53,259

Interest income	19, 20	8,699	10,026
(Losses)/gains on derivative instruments, net	8	(6,795)	6,202
Other financial items, net	8	(2,292)	(2,640)
Net financial (loss)/income		(388)	13,588

Income before taxes and net income/(loss) from equity method investments		2,909	66,847
Income tax expense		(179)	(138)
Net income/(loss) from equity method investments	14	10,209	(214)
Net income		12,939	66,495

Net income attributable to non-controlling interests		(4,742)	(11,275)
Total net income attributable to non-controlling interests		(4,742)	(11,275)

Net income attributable to stockholders of Golar LNG Limited		8,197	55,220

Basic and diluted earnings per share ($)	6	$0.08	$0.53
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of $)	Notes	Three months ended March 31,
		2025	2024

Net income		12,939	66,495

Other comprehensive income:
Gains associated with pensions, net of tax		554	64
Share of equity method investment’s comprehensive income (1)		576	306
Net other comprehensive income		1,130	370

Comprehensive income		14,069	66,865

Comprehensive income attributable to:

Stockholders of Golar LNG Limited		9,327	55,590
Non-controlling interests		4,742	11,275
Comprehensive income		14,069	66,865
(1) No tax impact for the three months ended March 31, 2025 and 2024.
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2025	2024
	Notes	March 31,	December 31,
(in thousands of $)		Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents		521,434	566,384
Restricted cash and short-term deposits	11	159,010	75,579
Trade accounts receivable		26,229	29,667
Amounts due from related parties	20	1,666	20,354
Other current assets	12	35,699	47,882
Total current assets		744,038	739,866

Non-current assets
Restricted cash	11	13,869	74,619
Equity method investments	14	25,089	43,665
Assets under development	13	2,486,041	2,261,197
Vessels and equipment, net	4, 13	967,106	1,079,745
Intangible assets		2,233	2,348
Non-current amounts due from related parties	20	5,754	6,006
Other non-current assets	15	131,695	160,231
Total assets		4,375,825	4,367,677

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	16	(516,490)	(521,282)
Trade accounts payable	19	(192,518)	(198,906)
Accrued expenses		(64,429)	(66,071)
Other current liabilities	17	(100,439)	(55,265)
Total current liabilities		(873,876)	(841,524)

Non-current liabilities
Long-term debt	16	(902,326)	(930,973)
Other non-current liabilities	18	(222,237)	(225,776)
Total liabilities		(1,998,439)	(1,998,273)

EQUITY
Stockholders’ equity		(1,994,493)	(2,014,151)
Non-controlling interests		(382,893)	(355,253)

Total liabilities and equity		(4,375,825)	(4,367,677)
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Notes	Three months ended March 31,
(in thousands of $)		2025	2024
OPERATING ACTIVITIES
Net income		12,939	66,495
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		12,638	12,476
Loss on disposal of long-lived asset	4	451	—
Provision for credit loss	4, 20	952	—
Amortization of deferred charges and debt guarantees, net		903	1,341
Net (income)/loss from equity method investments	14	(10,209)	214
Drydocking expenditure paid		—	(1,010)
Compensation cost related to employee stock awards		3,102	2,727
Net foreign exchange losses/(gains)	8	1,497	(213)
Change in fair value of derivative instruments (interest rate swaps)	8	7,237	(3,901)
Change in fair value of oil and gas derivative instruments, commodity swaps and amortization of day 1 gains		21,909	(5,275)
Changes in assets and liabilities:
Trade accounts receivable		3,500	7,230
Other current and non-current assets		2,976	(24,446)
Amounts due from related parties		580	(92)
Trade accounts payable		(1,863)	5,169
Accrued expenses		(481)	3,550
Other current and non-current liabilities		44,446	(27,794)
Net cash provided by operating activities		100,577	36,471

INVESTING ACTIVITIES
Additions to assets under development		(152,558)	(61,643)
Additions to equity method investments		(9,780)	—
Loan advanced to related party	20	(521)	—
Proceeds from sale of equity method investment	14	39,143	—
Consideration received for the sale of long-lived asset	4	24,828	—
Proceeds from subscription of equity interest in Gimi MS	10	18,993	21,916
Proceeds from repayment of loan advanced to related party	20	17,930	—
Additions to intangibles		—	(634)
Additions to vessels and equipment		—	(62,082)
Net cash used in investing activities		(61,965)	(102,443)

	Notes	Three months ended March 31,
(in thousands of $)		2025	2024

FINANCING ACTIVITIES
Repayments of short-term and long-term debt		(35,197)	(23,201)
Cash dividends paid		(26,146)	(27,804)
Proceeds from exercise of share options		462	—
Financing costs paid		—	(286)
Purchase of treasury shares		—	(14,180)
Net cash used in financing activities		(60,881)	(65,471)

Net decrease in cash and cash equivalents, restricted cash and short-term deposits		(22,269)	(131,443)
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period		716,582	771,470
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period		694,313	640,027

Supplemental note to the unaudited consolidated statements of cash flows
The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the unaudited consolidated statements of cash flows:

(in thousands of $)	March 31, 2025	December 31, 2024	March 31, 2024	December 31, 2023
Cash and cash equivalents	521,434	566,384	547,868	679,225
Restricted cash and short-term deposits	159,010	75,579	17,933	18,115
Restricted cash (non-current portion)	13,869	74,619	74,226	74,130
	694,313	716,582	640,027	771,470
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Earnings	Non-Controlling Interest	Total Equity
Balance at December 31, 2023 (Audited)	104,578	—	1,691,128	200,000	(5,072)	77,035	534,774	2,602,443
Net income	—	—	—	—	—	55,220	11,275	66,495
Dividends	—	—	—	—	—	(25,975)	(1,829)	(27,804)
Employee stock compensation	—	—	2,738	—	—	—	—	2,738
Forfeiture of employee stock compensation	—	—	(11)	—	—	—	—	(11)
Restricted stock units	85	—	(85)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation (note 10)	—	—	—	—	—	—	21,916	21,916
Repurchase and cancellation of treasury shares	(679)	(1)	—	—	—	(13,500)	—	(14,180)
Other comprehensive income	—		—	—	370	—	—	370
Balance at March 31, 2024	103,984	(1)	1,693,770	200,000	(4,702)	92,780	566,136	2,651,967

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Earnings	Non-Controlling Interest	Total Equity
Balance at December 31, 2024 (Audited)	104,535	—	1,705,093	200,000	(5,743)	10,266	355,253	2,369,404
Net income	—	—	—	—	—	8,197	4,742	12,939
Dividends	—	—	—	—	—	(26,146)	—	(26,146)
Exercise of share options	50	—	412	—	—	—	—	462
Employee stock compensation	—	—	3,015	—	—	—	—	3,015
Forfeiture of employee stock compensation	—	—	(45)	—	—	—	—	(45)
Restricted stock units	101	—	(101)	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	—	—	—	18,993	18,993
Other comprehensive income	—	—	—	—	1,130	—	—	1,130
Reacquisition of common units of Hilli LLC (3)	—	—	—	—	—	(6,271)	3,905	(2,366)
Balance at March 31, 2025	104,686	—	1,708,374	200,000	(4,613)	(13,954)	382,893	2,377,386

(1) Contributed Surplus is “capital” that can be returned to stockholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

(2) As at March 31, 2025 and 2024, our accumulated other comprehensive loss consisted of (i) $3.3 million and $3.7 million losses in relation to our pension and post-retirement benefit plan and (ii) $1.3 million and $1.0 million for our share of equity method investment’s comprehensive losses, respectively.

(3) This relates to the receipt of waived dividend distribution in relation to the repurchases of the minority interests in Hilli LLC.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG”) shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

Our operations have evolved from LNG shipping, floating regasification, combined cycle gas fired power plants to our current focus on floating liquefaction operations. We design, construct, own and operate marine infrastructure for the liquefaction of natural gas, storage and offloading of LNG. As of March 31, 2025, our fleet was comprised of two floating liquefaction natural gas vessels (“FLNGs”), the FLNG Hilli Episeyo (the “FLNG Hilli”) which is operational and FLNG Gimi (the “FLNG Gimi”), which is moored offshore Mauritania and Senegal, undergoing commissioning activities. We have entered into an Engineering, Procurement and Construction (“EPC”) agreement for our third FLNG vessel, the MKII FLNG.

We are listed on the Nasdaq under the ticker: “GLNG”.

As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our”, “us” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

Going concern

The unaudited consolidated financial statements have been prepared on a going concern basis.

The Company’s entry into the MKII FLNG EPC agreement with CIMC Raffles (“CIMC”) and the final investment decision of the FLNG Hilli’s 20-year redeployment in Argentina, has resulted to significant capital expenditure commitments falling due within the Company’s going concern period to June 30, 2026 and extending through to 2028.

To support our liquidity requirements and ensure we can meet all liabilities as they come due, management approved a cash flow forecast through to June 30, 2026, which includes the expected net proceeds from the sale and leaseback transaction on the FLNG Gimi, which is subject to conditions precedent, including third party stakeholder consent and a release of $60.9 million in restricted cash, expected to be received in June 2025. Without additional capital raising activity, we will potentially need to place the MKII FLNG conversion project on hold or terminate the EPC on our MK II FLNG conversion project. This would significantly reduce our future capital expenditure commitments.

Accordingly, we believe that based on our plans, as outlined above, we will have sufficient resources to satisfy our obligations in the ordinary course of business in the period to June 30, 2026.

However, given Golar’s financial position and favorable market outlook, we are actively considering other opportunities to further strengthen our liquidity position focusing on debt optimization of our FLNG assets on the back of the recently announced long-term charters of the FLNG Hilli and MKII FLNG in Argentina. In addition to these initiatives, we will also, subject to favorable market and economic conditions, consider issuance of further corporate debt, refinancing of other existing debts, or securing new loan facilities. The strong fundamentals of our assets, such as long-term contracted cash flows and favorable leverage ratios, reinforces our confidence in these liquidity enhancing initiatives.

2.    ACCOUNTING POLICIES

Basis of accounting

These unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in annual consolidated financial statements, and should be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2024, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on March 27, 2025.

Significant accounting policies

The accounting policies adopted in the preparation of these unaudited consolidated financial statements for the three months ended March 31, 2025 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2024, except for those disclosed in note 3.

Contingencies

We may, from time to time, be involved in various legal proceedings, claims, lawsuits and complaints that arise in the ordinary course of business. We will recognize a contingent liability in our unaudited consolidated financial statements if the contingency has occurred at the balance sheet date and where we believe that the likelihood of loss was probable and the amount can be reasonably estimated. If we determine that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will recognize the lower amount within the range. A contingent gain is only recognized when the amount is considered realized or realizable. Legal costs are expensed as incurred.

Use of estimates

The preparation of our unaudited consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. We base our estimates, judgments and assumptions on our historical experience and on information that we believe to be reasonable under the circumstances at the time they are made. Estimates and assumptions about future events and their effects cannot be perceived with certainty and these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from these estimates. Estimates are used for, but are not limited to, determining the recoverability of our vessels and asset under development and the valuation of our oil and gas derivative instruments. In assessing the recoverability of our vessels and assets under development carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, hire rates, vessel operating expenses including redeployment costs and drydocking requirements.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In August 2023, the FASB issued 2023-05 Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. This update removes diversity in practice and requires certain joint ventures, upon formation, to apply a new basis of accounting consistent with ASC 805 Business Combinations in the joint venturer’s separate financial statements. This does not affect GLNG's existing accounting policies or financial statements. This may affect GLNG indirectly going forward via the impact on balance sheet values in the separate books of any newly formed equity method investees.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of March 31, 2025:

Standard	Description	Date of Adoption	Effect on our unaudited Consolidated Financial Statements or Other Significant Matters
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures	These amendments enhance disclosures relating to income taxes, including the income tax rate reconciliation and information related to income taxes paid.	December 31, 2025	We are assessing the impact of this ASU. Upon adoption, if material, the impact will be limited to additional disclosure requirements in our annual financial statements in 2025.

Standard	Description	Date of Adoption	Effect on our unaudited Consolidated Financial Statements or Other Significant Matters
ASU 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)
                                               ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date
	This requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements.	January 1, 2027	We are still assessing the impact of this ASU.
ASU 2024-04 Debt—Debt with Conversion and Other Options (Subtopic 470-20)	On November 26, 2024, the FASB issued ASU 2024-04,1 which amends ASC 470-202 to clarify the requirements related to accounting for the settlement of a debt instrument as an induced conversion.	January 1, 2027	We are still assessing the impact of this ASU.
ASU 2025-03 - Business Combinations (Topic 805) and Consolidation (Topic 810) - Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity
Under the new ASU, entities are required to consider the factors in ASC 805 in determining the accounting acquirer when the acquisition of a VIE that is a business is primarily effected by the exchange of equity interests. However, the ASU does not change the rule for acquisitions of VIEs that are not a business.

		January 1, 2027	We are still assessing the impact of this ASU.

4.    SEGMENT INFORMATION

In January 2025, our LNG carrier Fuji LNG completed its final cargo delivery under a short-term contract and entered the shipyard in early February to begin conversion into a MKII FLNG. In March 2025, we finalized the sale of our remaining LNG carrier, the Golar Arctic. These key milestones marked our exit from shipping operations. Accordingly, starting in the first quarter of 2025, we no longer classify Shipping as a reportable segment. All associated legacy shipping activities have been included within the broader Corporate and other segment with retrospective effect. Consequently, we determined that we provide two distinct services and operate in the following two reportable segments: “FLNG” and “Corporate and other” and our key performance indicator is Adjusted EBITDA.

A reconciliation of net income to Adjusted EBITDA for the three months ended March 31, 2025 and 2024 is as follows:

(in thousands of $)	2025	2024
Net income	12,939	66,495
Income tax	179	138
Income before income tax	13,118	66,633
Depreciation and amortization	12,638	12,476
Unrealized loss/(gain) on oil and gas derivative instruments (note 7)	25,001	(2,148)
Interest income	(8,699)	(10,026)
Loss/(gain) on derivative instruments, net (note 8)	6,795	(6,202)
Other financial items, net (note 8)	2,292	2,640
Net (income)/losses from equity method investments (note 14)	(10,209)	214
Adjusted EBITDA	40,936	63,587

Our two distinct reportable segments are as follows:
•FLNG – This segment includes the operations of our FLNG vessels and projects. We convert LNG carriers into FLNG vessels or build new FLNG vessels and subsequently contract them to third parties. We currently have one operational FLNG, the FLNG Hilli, one FLNG moored at the GTA field offshore Mauritania and Senegal, the FLNG Gimi, undergoing commissioning activities and one FLNG undergoing conversion, the MKII FLNG (note 13).
•Corporate and other – This segment includes our legacy shipping segment activities, vessel management, floating storage and regasification unit services for third parties, LNG carrier transportation operations, administrative services to affiliates and third parties, our corporate overhead costs and other strategic investments.

	Three months ended March 31, 2025
(in thousands of $)	FLNG	Corporate and other (1)	Total
Statement of Operations:
Total operating revenues	55,688	6,814	62,502
Vessel operating expenses (2)	(18,785)	(9,685)	(28,470)
Administrative expenses (3)	(588)	(8,999)	(9,587)
Project development expenses (4)	(2,351)	(968)	(3,319)
Realized gain on oil and gas derivative instruments, net (note 7)	21,213	—	21,213
Other operating loss (5) (6)	—	(1,403)	(1,403)
Adjusted EBITDA	55,177	(14,241)	40,936

Net income from equity method investments (note 14)	—	10,209	10,209

Balance Sheet:	March 31, 2025
(in thousands of $)	FLNG	Corporate and other (1)	Total assets
Total assets	3,863,250	512,575	4,375,825
Equity method investments (note 14)	—	25,089	25,089

	Three months ended March 31, 2024
(in thousands of $)	FLNG	Corporate and other (1)	Total
Statement of Operations:
Total operating revenues	56,368	8,591	64,959
Vessel operating expenses (2)	(18,784)	(8,848)	(27,632)
Administrative expenses (3)	(471)	(6,604)	(7,075)
Project development (expenses)/income (4)	(1,085)	273	(812)
Realized gain on oil and gas derivative instruments, net (note 7)	34,147	—	34,147
Adjusted EBITDA	70,175	(6,588)	63,587

Net loss from equity method investments (note 14)	—	(214)	(214)

Balance Sheet:	December 31, 2024
(in thousands of $)	FLNG	Corporate and other (1)	Total assets
Total assets	3,623,417	744,260	4,367,677
Equity method investments (note 14)	—	43,665	43,665
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.
(2) Includes crew, repairs and maintenance, spares, stores and consumables and insurance costs.
(3) Includes employee compensation and benefits, audit and accounting fees, legal fees and other corporate costs, which are managed centrally under our “Corporate and other” segment.
(4) Includes costs incurred for early-stage development activities, feasibility studies, and business development efforts for projects not yet at Final Investment Decision (“FID”).
(5) In March 2025, we completed the sale of our last remaining LNG carrier, the Golar Arctic including its unused fuel onboard for a net consideration of $24.8 million resulting in a loss on disposal of $0.5 million recognized in “Other Operating loss” in the unaudited consolidated statement of operations.
(6) As of March 31, 2025, management evaluated the expected credit losses related to its shareholder loan to Higas Holdings Limited (“Higas”) (note 20). Based on an assessment of Higas’ financial condition and the continued uncertainty regarding Higas’ potential inclusion to Sardinia’s regulatory framework as of the reporting date, an allowance for credit losses of $0.9 million was recognized within “Other operating (loss)” in the unaudited consolidated statements of operations.

5.    REVENUE

The following table represents a disaggregation of revenue earned from contracts with external customers during the three months ended March 31, 2025 and 2024. Liquefaction services revenue is included under our “FLNG” segment while Vessel management fees and other revenues are under our “Corporate and other” segment.

	Three months ended March 31,
(in thousands of $)	2025	2024
Base tolling fee (1)	50,674	51,125
Amortization of Day 1 gains (2)	3,092	3,127
Incremental base tolling fee (3)	1,239	1,250
Amortization of deferred commissioning period revenue (4)	1,016	1,027
Other (5)	(333)	(161)
Liquefaction services revenue	55,688	56,368

Management fees revenue (6)	5,827	5,287
Other revenues	111	99
Vessel management fees and other revenues	5,938	5,386
(1) The LTA bills at a base rate when the oil prices are at or below $60 per barrel, with an increased rate when prices exceed $60 per barrel. The oil price above the base rate is recognized as a derivative and included in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the unaudited consolidated statements of operations (note 7).

(2) Day 1 gains result from amount established on the initial recognition of the FLNG Hilli’s oil derivative instrument embedded in the LTA and the FLNG Hilli’s gas derivative instruments pursuant to the third amendment to the LTA (“LTA Amendment 3”) (notes 17 and 18). These amounts were deferred on initial recognition and amortized evenly over the contract term.

(3) In 2021, we entered into LTA Amendment 3 to increase the FLNG Hilli's annual contracted capacity by 0.2 million tonnes for 2022. In July 2022, Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”), (together, the “Customer”) exercised its option for an additional 0.2 million tonnes (out of 0.4 million tonnes) from January 2023 until the end of the LTA, increasing the annual base capacity to 1.4 million tonnes. The tolling fee is linked to TTF and the Euro/U.S. Dollar foreign exchange movements. The contractual floor rate is recognized in “Liquefaction services revenue” and the tolling fee above the contractual floor rate is recognized as a derivative in “Realized and unrealized (loss)/gain on oil and gas derivative instruments,” in the unaudited consolidated statements of operations (note 7).

(4) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term was deferred (notes 17 and 18) and recognized evenly over the term of the LTA.

(5) “Other” comprised of: (i) accrued demurrage costs of $0.2 million and $0.1 million for the three months ended March 31, 2025 and 2024, respectively, which we recognized in the period in which the delay occurred; and (ii) release of deferred liquidated damages recognized prior to the commencement of the LTA of $0.1 million and $0.1 million for the three months ended March 31, 2025 and 2024, respectively.

(6) Comprised of revenue earned from various ship management, administrative and vessel operation and maintenance services we provide to external customers.

Contract Assets and Liabilities

The following table represents our contract assets and liabilities balances as of:

(in thousands of $)	March 31, 2025	December 31, 2024
Contract assets	18,415	19,696

Current contract liabilities	(4,220)	(4,220)
Non-current contract liabilities	(1,129)	(2,145)
Total contract liabilities (1)	(5,349)	(6,365)
The movement of our contract liabilities are as follows:

(in thousands of $)	March 31, 2025	December 31, 2024
Opening contract liability balance	(6,365)	(10,496)
Recognition of unearned revenue	1,016	4,131
Closing contract liability balance (1)	(5,349)	(6,365)
(1) Included within “Total contract liabilities” is the deferred commissioning revenue in relation to the FLNG Hilli of $5.3 million as of March 31, 2025 (December 31, 2024: $6.4 million) (note 17 and 18). We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the reporting date evenly over the remaining LTA contract term of 1.3 years.

6.    EARNINGS PER SHARE

Basic earnings per share “EPS” is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Three months ended March 31,
(in thousands of $)	2025	2024
Net income net of non-controlling interests - basic and diluted	8,197	55,220

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three months ended March 31,
(in thousands of $)	2025	2024
Basic:
Weighted average number of common shares outstanding	104,596	104,236

Dilutive:
Dilutive impact of share options and RSUs	518	443
Weighted average number of common shares outstanding	105,114	104,679

EPS are as follows:

	Three months ended March 31,
	2025	2024
Basic and diluted EPS	$0.08	$0.53

7. REALIZED AND UNREALIZED (LOSS)/GAIN ON OIL AND GAS DERIVATIVE INSTRUMENTS

The realized and unrealized (loss)/gain on the oil and gas derivative instruments is comprised of the following:

	Three months ended March 31,
	2025	2024
Realized gain on FLNG Hilli’s oil derivative instrument	12,039	16,972
Realized gain on FLNG Hilli’s gas derivative instrument	9,174	4,816
Realized mark-to-market (“MTM”) adjustment on commodity swap derivatives (1)	—	12,359
Realized gain on oil and gas derivative instruments	21,213	34,147

Unrealized (loss)/gain on FLNG Hilli’s oil derivative instrument (note 15)	(12,559)	30,674
Unrealized loss on FLNG Hilli’s gas derivative instrument (note 15)	(12,442)	(16,756)
Unrealized MTM adjustment on commodity swap derivatives (1)	—	(11,770)
Unrealized (loss)/gain on oil and gas derivative instruments	(25,001)	2,148

Realized and unrealized (loss)/gain on oil and gas derivative instruments	(3,788)	36,295
(1) The commodity swaps entered into to hedge our exposure to the Dutch Title Transfer Facility ("TTF") linked earnings on the FLNG Hilli matured as of December 31, 2024. As of March 31, 2025, no commodity swap derivatives remain outstanding.

The realized (loss)/gain on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the incremental capacity increase pursuant to respective LTA amendments, whereas the unrealized gain/(loss) on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/U.S. Dollar exchange rates.

8.     (LOSS)/GAIN ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

(Loss)/gain on derivative instruments, net are comprised of the following:

(in thousands of $)	Three months ended March 31,
	2025	2024
Unrealized MTM adjustment for interest rate swap ("IRS") derivatives	(7,237)	3,901
Net interest income on undesignated IRS derivatives	442	2,301
(Loss)/gain on derivative instruments, net	(6,795)	6,202

Other financial items, net is comprised of the following:

(in thousands of $)	Three months ended March 31,
	2025	2024
Foreign exchange (loss)/gain on operations	(1,497)	213
Financing arrangement fees and other related costs (1)	(813)	(3,137)
Amortization of debt guarantees	62	419
Others	(44)	(135)
Other financials items, net	(2,292)	(2,640)
(1) Included within “Financing arrangement fees and other related costs” for the three months ended March 31, 2024 is $2.5 million true-up of financial charges incurred by the FLNG Hilli's lessor VIE.

9.    OPERATING LEASES

Rental income

The components of operating lease income were as follows:

	Three months ended March 31,
(in thousands of $)	2025	2024
Operating lease income	596	1,447
Variable lease income (1)	280	1,758
Total operating lease income (2)	876	3,205
(1) “Variable lease income” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.
(2) Total operating lease income is presented in the unaudited consolidated statement of operations line item “Time and voyage charter revenues.”

10.     VARIABLE INTEREST ENTITIES (“VIEs”)

10.1 Lessor VIE

As of March 31, 2025 and December 31, 2024, we leased one vessel from CSSC (Hong Kong) Shipping Entity Limited (“CSSC entity”) as part of a sale and leaseback agreement. The CSSC entity is a wholly-owned, special purpose vehicle . We sold our vessel, the FLNG Hilli and then subsequently leased back the vessel on a bareboat charter. We have an option to repurchase the vessel at a fixed predetermined amount during its charter period and an obligation to repurchase the vessel at the end of the vessel’s lease period.

A summary of our payment obligations (excluding the repurchase option and obligation) under the bareboat charter with the lessor VIE as of March 31, 2025, is shown below:

(in thousands of $)	2025 (1)	2026	2027	2028	2029	2030+
Hilli (2)	60,358	77,936	74,995	71,882	68,855	202,958
(1) For the nine months ending December 31, 2025.

(2) The payment obligations above include contractual capital and variable rental payments due under the lease.

The assets and liabilities of the lessor VIE that most significantly impact our unaudited consolidated balance sheet as of March 31, 2025 and December 31, 2024, are as follows:

(in thousands of $)	March 31, 2025	December 31, 2024
Assets
Restricted cash and short-term deposits	16,745	17,472

Liabilities
Accrued expenses	(14,318)	(12,244)
Other current liabilities (note 17)	(184,000)	(184,000)
Debt:
Current portion of long-term debt and short-term debt	(273,094)	(278,551)
Long-term debt	(18,381)	(33,432)
Total debt	(291,475)	(311,983)
(1) Where applicable, these balances are net of deferred finance charges.
The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the three months ended March 31, 2025 and 2024 are as follows:

(in thousands of $)	2025	2024
Statement of operations
Other financial items, net (note 8)	608	3,125
Interest expense	3,715	5,250

Statement of cash flows
Net debt repayments	(20,614)	(21,377)

10.2    Golar Hilli LLC

On December 23, 2024, we repurchased all remaining non-controlling interest in Hilli LLC, acquiring 134 Hilli Common Units, 268 Series A Special Units and 268 Series B Special Units from affiliates of Seatrium Limited (“Seatrium”, formerly known as Keppel Shipyard Limited) and Black & Veatch Corporation (“B&V”). Following our 100% ownership of Hilli LLC, the entity ceased to be a VIE but we continue to consolidate as a Voting Interest Entity.
Summarized financial information of Hilli LLC

The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the three months ended March 31, 2024 are as follows:

(in thousands of $)	2024
Statement of operations
Liquefaction services revenue	56,368
Realized and unrealized gain/(loss) on oil and gas derivative instruments	36,295

Statement of cash flows
Net debt repayments	(21,377)
Cash dividends paid	(1,829)

10.3    Gimi MS Corporation

Following the closing of the sale of 30% of the common shares of Gimi MS to First FLNG Holdings (“FFH”) in April 2019, we determined that (i) Gimi MS is a VIE and (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impact our unaudited consolidated balance sheets are as follows:

(in thousands of $)	March 31, 2025	December 31, 2024
Balance sheet
Current assets	201,283	139,911
Non-current assets	1,828,210	1,795,646
Current liabilities	(229,090)	(186,149)
Non-current liabilities	(589,827)	(602,819)

The most significant impact of Gimi MS VIE’s operations on our unaudited consolidated statements of cash flows for the three months ended March 31, 2025 and 2024 are as follows:

	Three months ended March 31,
(in thousands of $)	2025	2024
Statement of cash flows
Additions to asset under development	41,502	61,643
Net debt repayments	(14,583)	—
Proceeds from subscription of equity interest	18,993	21,916

11.     RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	March 31, 2025	December 31, 2024
Restricted cash in relation to the FLNG Gimi (1)	81,315	58,107
Restricted cash in relation to the FLNG Hilli (2)	60,944	60,955
Restricted cash and short-term deposits held by lessor VIE (3)	16,745	17,472
Restricted cash relating to the LNG Hrvatska O&M Agreement (4)	12,850	12,715
Restricted cash relating to office lease	1,025	949
Total restricted cash and short-term deposits	172,879	150,198
Less: Amounts included in current restricted cash and short-term deposits (2)	(159,010)	(75,579)
Non-current restricted cash	13,869	74,619
(1) Under the terms of the Gimi facility, pre-commissioning contractual cash flows are classified as restricted, to be utilized only for debt service prior to COD. These restrictions are lifted through a contractual release mechanism upon achieving COD.
(2) In November 2015, in connection with the issuance of a $400.0 million letter of credit (“LC”) by a financial institution to the customer of the FLNG Hilli, we provided an initial cash collateral of $305.0 million to support the FLNG Hilli performance guarantee. The LC terms allow for a stepped reduction in the value of the guarantee over time with a corresponding reduction to the cash collateral requirements. In May 2021, following the achievement of 3.6 million tonnes of LNG production by the FLNG Hilli, the LC was reduced to $100.0 million and the cash collateral to $61.0 million as of March 31, 2025.
In November 2016, after we satisfied certain conditions precedent, the LC originally issued with an initial expiration date of December 31, 2018, was re-issued and automatically extends, on an annual basis, until the tenth anniversary of the acceptance date of the FLNG Hilli, unless the bank exercises its option to exit from the arrangement by giving a three months’ notice prior to the next annual renewal date. In 2025, we agreed to release the $60.9 million in restricted cash held as cash collateral for the LC. The cash collateral is expected to be released in the second quarter of 2025 and accordingly has been reclassified from non-current to current "Restricted cash" as of March 31, 2025.
(3) These are amounts held by lessor VIE that we are required to consolidate under U.S. GAAP into our financial statements (note 10).
(4) In connection with the LNG Hrvatska O&M Agreement, we are required to maintain two performance guarantees, one in the amount of $9.8 million (€9.1 million) and one in the amount of $1.3 million, both of which will remain restricted, inclusive of accrued interest, throughout the 10-year term until December 2030.

12.    OTHER CURRENT ASSETS

Other current assets consist of the following:

(in thousands of $)	March 31, 2025	December 31, 2024
Prepaid expenses	3,519	2,939
Interest receivable from money market deposits and bank accounts (note 19)	2,515	2,053
Receivable from IRS derivatives	1,429	1,745
Inventories	408	2,077
MTM asset on IRS derivatives (note 19)	—	422
Other (1)	27,828	38,646
Other current assets	35,699	47,882
(1) Included in “Other” as of March 31, 2025 and December 31, 2024 are receivables from bp totaling $23.4 million and $31.6 million, respectively (note 13.1). Additionally as of December 31, 2024, “Other” included $2.4 million in waived dividends related to the acquisition of the non-controlling interest in FLNG Hilli, which was released as of March 31, 2025.

13.    ASSETS UNDER DEVELOPMENT

	March 31, 2025			December 31, 2024
(in thousands of $)	FLNG Gimi	MKII FLNG	Total	FLNG Gimi	MKII FLNG	Total
Opening asset under development balance	1,762,632	498,565	2,261,197	1,562,828	—	1,562,828
Transferred from other non-current assets	—	—	—	—	255,289	255,289
Transferred from vessels and equipment, net	—	76,270	76,270	—	—	—
Additions	17,315	104,624	121,939	109,130	238,079	347,209
Interest costs capitalized	20,997	5,638	26,635	90,674	5,197	95,871
Closing asset under development balance	1,800,944	685,097	2,486,041	1,762,632	498,565	2,261,197
13.1. FLNG Gimi

In February 2019, Gimi MS entered into a Lease and Operate Agreement with bp, our subsidiary Golar MS Operator S.A.R.L. (the “LOA”). The LOA governs the construction and conversion of LNG carrier Gimi to an FLNG, transit, mooring and connection to the upstream project infrastructure (of which bp is the appointed operator), commissioning with the upstream facilities including bp's floating production, storage and offloading vessel and completing specified acceptance tests commencing on commercial operations date (“COD”). Following COD, we will operate and maintain FLNG Gimi, making her capacity exclusively available for the liquefaction of natural gas from the GTA Project and offloading of LNG produced for a period of 20 years. The contractual day rate comprises both capital and operating elements.

As of March 31, 2025, COD is expected in Q2 2025 with total expected conversion cost, including financing costs of approximately $1.7 billion, of which $700.0 million was funded by the Gimi facility (note 16). As at March 31, 2025, the remaining estimated conversion cost is $118.6 million of which $89.5 million is presented within “Trade accounts payable” and “Accrued expenses” in the unaudited consolidated balance sheets.
Additionally, pursuant to the LOA, management identified and estimated spares and consumables of approximately $39.1 million that will not be used during commissioning which are expected to be reimbursed by bp at COD.

Gimi LOA and its amendments

We and bp are contractually required to meet various delivery schedules with delays resulting in contractual prepayments between the parties in advance of COD. Pre-commissioning contractual cash flows commenced in March 2023 and in August 2024, we entered into an agreement to resolve the pre-existing LOA contract interpretation dispute with bp (the “Settlement Deed”). The Settlement Deed waives specified amounts payable and receivable between bp and Gimi MS and serves as a full and final settlement of the previously-announced arbitration proceedings regarding Project Delay Payments.

Concurrently, we entered into an amendment to the LOA (the “Amendment Deed”) to realign the parties towards achieving COD for the GTA Project. The Amendment Deed introduced accelerated commissioning and simplified pre-COD contractual cash flows through a step-up mechanism for daily payments, tied to project milestones and secured by defined long-stop dates. Additionally, it introduces potential for lump sum bonus payments upon milestone achievements. Post-COD, the Amendment Deed introduces limited changes, most notably a reduction to base capacity from 2.45 mtpa to 2.40 mtpa for the 20 years period.

Pre-COD contractual cash flows are considered prepayments pursuant to the LOA, which contains a lease. These pre-COD cashflows are deferred until lease commencement at COD. These amounts are presented on a net basis as they arise from the same contract, which also provides for a contractual right of offset.

As of March 31, 2025 and December 31, 2024 net pre-COD contractual cash flows amounted to $67.0 million and $23.8 million (note 17), of which $23.4 million and $31.6 million remained receivable (note 12), respectively. These amounts were presented in “Other current liabilities”, as it reflects a net deferred income position and in alignment with the FLNG Gimi’s expected COD in Q2 2025.

As of March 31, 2025, the accumulated net pre-COD contractual cash flows is comprised of:
•$170.9 million of payments from bp, including project milestones for the period from January 10, 2024 to March 31, 2025;
•$6.0 million payments from bp for temporary crew accommodation arrangements; and
•partially offset by $109.9 million in liquidated damages we paid bp for the period from March 17, 2023 to January 9, 2024.

13.2 MKII FLNG

On September 17, 2024, Golar's board of directors approved the entry into an EPC agreement with CIMC for a MKII FLNG with an annual liquefaction capacity of 3.5 mtpa. Under the EPC agreement, B&V will provide its licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the FLNG topsides and liquefaction process, similar to B&V’s role in the construction of Golar’s existing assets, the FLNG Hilli and FLNG Gimi.

The execution of the binding EPC agreement significantly increased the likelihood that the MKII FLNG conversion will occur, making it virtually certain. Consequently, all MKII FLNG costs of $255.3 million, previously classified as “Other non-current assets”, were reclassified to “Assets under development”, comprised of:
•$59.4 million and $109.8 million of project engineering costs and long lead items, respectively, as of December 31, 2023; and
•$86.1 million of project engineering costs and long lead items incurred from January 1, 2024 to September 17, 2024.

Costs incurred after this date have been recognized as additions to the MKII FLNG asset under development.
On February 14, 2025, Fuji LNG, the donor vessel for the MKII FLNG, arrived at CIMC's yard for conversion. Concurrently, the net book value of the vessel of $76.3 million previously included within “Vessels and equipment, net” was reclassified to “Assets under development”.

In September 2024, we issued a $100.0 million LC in favor of B&V with CIMC. Under the provisions of the LC, the profile reduces over time to reflect payments made by CIMC under the EPC agreement. There is no associated cash collateral, however a 1.5% upfront fee was paid and a 1.75% annual margin is payable on the outstanding balance which expires in January 2028.

The total estimated budget for the MKII FLNG conversion is $2.2 billion, inclusive of the donor vessel, yard supervision, spares, crew, training, contingencies, initial bunker supply and voyage related costs to deliver the FLNG to its operational site, excluding financing costs. The MKII FLNG is expected to be delivered in Q4 2027.

As of March 31, 2025, the estimated timing of the outstanding payments is as follows, of which $104.4 million is presented within “Trade accounts payable” and “Accrued expenses” in the unaudited consolidated balance sheets:

(in thousands of $)
Period ending December 31,
2025 (1)	544,418
2026	412,756
2027	449,729
2028	270,550
Total	1,677,453
(1) For the nine months ending December 31, 2025.

14.     EQUITY METHOD INVESTMENTS

	Three months ended March 31,
(in thousands of $)	2025	2024
Share of net loss of other equity method investments	(79)	(214)
Gain on disposal (1)	10,288	—
Net income/(loss) from equity method investments	10,209	(214)

The carrying values of our equity method investments as of March 31, 2025 and December 31, 2024 are as follows:

(in thousands of $)	March 31, 2025	December 31, 2024
Southern Energy S.A. (“SESA”) (1)	9,783	—
Logística e Distribuição de Gás S.A. (“LOGAS”)	7,784	7,183
Egyptian Company for Gas Services S.A.E (“ECGS”)	5,511	5,502
Aqualung Carbon Capture AS (“Aqualung”)	2,011	2,046
Avenir LNG Limited (“Avenir”) (2)	—	28,934
Equity method investments	25,089	43,665
(1) We entered into an agreement with a consortium of Argentinian gas producers to form SESA. The venture aims to develop and commercialize Argentina's domestic natural gas resources by building a FLNG export facility, using gas from the Vaca Muerta shale formation. Golar will provide the FLNG vessel and part of the project funding, while the upstream partners will supply the gas, manage regulatory matters and contribute additional capital.
In January 2025, Golar contributed $9.8 million to SESA, securing a 10% equity interest. Beyond our ownership stake, we also have representation on SESA's board of directors and the authority to appoint the Chief Operating Officer of SESA. As a result, we have concluded that we exert significant influence over SESA and have adopted the equity method of accounting for our investment. As of March 31, 2025, our remaining funding commitment to SESA is $65.2 million.
(2) In February 2025, we divested our remaining 39.1 million shares in Avenir at $1.0 per share, recognizing a gain on disposal of $10.3 million, presented in “Net income/(loss) from equity method investments” in the unaudited consolidated statements of operations.

15.     OTHER NON-CURRENT ASSETS

Other non-current assets are comprised of the following:

(in thousands of $)	March 31, 2025	December 31, 2024
Oil derivative instrument (note 7 and 19)	46,116	58,676
Gas derivative instrument (note 7 and 19)	34,710	47,152
MTM asset on IRS derivatives (note 19)	26,181	32,995
Pre-operational assets (1)	8,968	8,782
Operating lease right-of-use-assets (2)	7,507	6,771
Other (3)	8,213	5,855
Other non-current assets	131,695	160,231
(1) “Pre-operational assets” comprised of Macaw Energies' flare to gas mobile kit (“F2X”) project capitalized engineering and other directly attributable costs of $9.0 million (December 31, 2024: $8.8 million). Our Board of Directors approved up to $30.0 million of funding for Macaw Energies, of which, the remaining commitment as of March 31, 2025 is $1.1 million.
(2) “Operating lease right-of-use-assets” mainly comprised of our office leases in London and Oslo and warehouse lease in Nouakchott.
(3) “Other” mainly comprised of $5.0 million investment in Jett Texas measured at cost.

16.    DEBT

As of March 31, 2025 and December 31, 2024, our debt was as follows:

(in thousands of $)	March 31, 2025	December 31, 2024
Gimi facility	(656,250)	(670,833)
2021 Unsecured Bonds	(189,660)	(189,642)
2024 Unsecured Bonds	(300,000)	(300,000)
Subtotal (excluding lessor VIE debt)	(1,145,910)	(1,160,475)
CSSC VIE debt - FLNG Hilli facility (1)	(293,852)	(314,466)
Total debt (gross)	(1,439,762)	(1,474,941)
Less: Deferred financing costs	20,946	22,686
Total debt, net of deferred financing costs	(1,418,816)	(1,452,255)

At March 31, 2025, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt (2)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	(243,396)	(273,094)	(516,490)
Long-term debt	(883,945)	(18,381)	(902,326)
Total	(1,127,341)	(291,475)	(1,418,816)
(1) These amounts relate to a certain lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate into our financial statements as a VIE (note 10).

17.     OTHER CURRENT LIABILITIES

Other current liabilities are comprised of the following:

(in thousands of $)	March 31, 2025	December 31, 2024
Pre-COD contractual cash flows (note 13.1)	(67,042)	(23,842)
Day 1 gain deferred revenue - current portion (1) (note 18)	(12,783)	(12,783)
Deferred revenue	(4,220)	(5,360)
Current portion of operating lease liability	(1,888)	(1,587)
Other	(14,506)	(11,693)
Other current liabilities	(100,439)	(55,265)
(1) Current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 5). As of March 31, 2025, current portion of the deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $10.0 million and $2.8 million, respectively (December 31, 2024: $10.0 million and $2.8 million).

18.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities are comprised of the following:

(in thousands of $)	March 31, 2025	December 31, 2024
VIE dividend payable (1)	(184,000)	(184,000)
Pension obligations	(20,880)	(21,209)
Non-current portion of operating lease liabilities	(5,922)	(5,124)
Day 1 gain deferred revenue (2)	(3,512)	(6,604)
Deferred commissioning period revenue (3)	(1,129)	(2,145)
Other (4)	(6,794)	(6,694)
Other non-current liabilities	(222,237)	(225,776)
(1) In 2024, the lessor VIE declared a dividend of $184 million to a CSSC entity. The unpaid dividend is unsecured, interest free and due for payment in 2026. Given we are the primary beneficiary of the VIE, this amount has been fully consolidated into our financial statements (see Note 10).
(2) Non-current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 5). As of March 31, 2025, the non-current portion of the Day 1 gain deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $2.7 million and $0.8 million, respectively (December 31, 2024: $5.1 million and $1.5 million).

(3) The Customer’s billing during the commissioning period, prior to vessel acceptance and commencement of the LTA, which is considered an upfront payment for services. These amounts billed are recognized as part of “Liquefaction services revenue” in the unaudited consolidated statements of operations evenly over the LTA contract term, with this commencing on the Customer’s acceptance of the FLNG Hilli. The current portion of deferred commissioning period billing is included in “Other current liabilities” (note 17).

(4) Included in “Other” as of March 31, 2025 and December 31, 2024, are asset retirement obligations relating to FLNG Hilli of $6.5 million and $6.4 million, respectively. The corresponding mooring asset of $4.7 million is recorded within “Vessels and equipment, net” in the unaudited consolidated balance sheets.

19.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at March 31, 2025 and December 31, 2024 are as follows:

		March 31, 2025		December 31, 2024
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents (1) (2)	Level 1	521,434	521,434	566,384	566,384
Restricted cash and short-term deposits (1) (3)	Level 1	172,879	172,879	150,198	150,198
Trade accounts receivable (3)	Level 1	26,229	26,229	29,667	29,667
Interest receivable from money-market deposits and bank accounts (3)	Level 1	2,515	2,515	2,053	2,053
Receivable from IRS derivatives (3)	Level 1	1,429	1,429	1,745	1,745
Trade accounts payable (3) (4)	Level 1	(192,518)	(192,518)	(198,906)	(198,906)
Current portion of long-term debt (3) (5) (6)	Level 2	(331,835)	(331,835)	(337,299)	(337,299)
Short-term debt - 2021 Unsecured Bonds (5) (7)	Level 1	(189,660)	(190,277)	(189,642)	(191,147)
Long-term debt (5) (6)	Level 2	(618,267)	(618,267)	(948,000)	(948,000)
Long-term debt - 2024 Unsecured Bonds (5) (7)	Level 1	(300,000)	(302,058)	—	—
Derivatives:
Oil and gas derivative instruments (8)	Level 2	80,826	80,826	105,828	105,828
Asset on IRS derivatives (9)	Level 2	26,181	26,181	33,417	33,417
(1) These instruments carrying value are highly liquid and deemed reasonable estimates of fair value.

(2) Included within cash and cash equivalents of $521.4 million and $566.4 million are $456.8 million and $301.8 million held in short-term money-market deposits as of March 31, 2025 and December 31, 2024, respectively. During the three months ended March 31, 2025 and 2024, we earned interest income on short-term money-market deposits of $7.4 million and $9.7 million, respectively.

(3) These instruments are considered to be equal to their estimated fair value because of their near term maturity.

(4) As of March 31, 2025, trade payables primarily comprised of amounts payable related to the Gimi and MKII FLNG conversion of $81.1 million and $100.4 million, respectively (2024: $80.9 million and $100.2 million, respectively).

(5) Our debt obligations are recorded at amortized cost. The amounts presented in the table above are gross of the deferred financing costs of $20.9 million and $22.7 million at March 31, 2025 and December 31, 2024, respectively.

(6) The estimated fair values for both the floating long-term debt and short-term debt are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly basis.

(7) The estimated fair values of our 2021 and 2024 Unsecured Bonds are based on their quoted market prices as of the balance sheet date. In March 2025, following the listing of our 2024 Unsecured Bonds on the Oslo Børs, the fair value hierarchy transferred from Level 2 to Level 1.

(8) The fair value of the oil and gas derivative instruments is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.

(9) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the balance sheet date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The credit exposure of certain derivative instruments is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements.

(10) The following methods and assumptions were used to estimate the fair value of our other classes of financial instruments:

•the carrying values of loan receivables and working capital facilities approximate fair values because of the near-term maturity of these instruments (notes 12, 17 and 20). These instruments are classified within Level 1 of the fair value hierarchy.

As of March 31, 2025, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for SOFR as summarized below:

Instrument	Notional value (in thousands of $)	Maturity date	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	408,333	November 2029	1.93%

20.    RELATED PARTY TRANSACTIONS

Amounts due from related parties as of March 31, 2025 and December 31, 2024 consisted of the following:

(in thousands of $)	March 31, 2025	December 31, 2024
Higas (1)	5,754	6,006
Avenir (2)	1,666	1,733
First FLNG Holdings (3)	—	18,621
(1) Higas - Amounts due from Higas consist of unpaid principal and accrued interest on a revolving shareholder loan. As previously disclosed in note 28 to our 2024 Form 20-F, the loan was novated from Avenir to Higas in November 2024 under the same terms, with the maturity extended to February 2027. In February 2025, the facility was amended to reflect an additional $1.25 million commitment, of which $0.5 million was drawn as of March 31, 2025. For the three months ended March 31, 2025, interest receivable from Higas totaled $0.1 million.
As of March 31, 2025, management evaluated the expected credit losses related to its shareholder loan to Higas. Based on an assessment of Higas’ financial condition and the continued uncertainty regarding Higas’ potential inclusion to Sardinia’s regulatory framework as of the reporting date, an allowance for credit losses of $0.9 million was recognized within “Other operating (loss)” in the unaudited consolidated statements of operations. Management continues to monitor the revolving shareholder loan for any changes in credit risk, and the allowance will be adjusted as necessary.
(2) Avenir - Amounts due from Avenir as of March 31, 2025, relates to unpaid debt guarantee fees.
(3) First FLNG Holdings - In August 2024, we granted a shareholder loan to FFH through Gimi MS, with a maximum facility amount of $20.0 million to enable FFH to fund its portion of Gimi MS’s funding requirements. The shareholder loan carried an interest rate of 12% per annum, compounded monthly, which increased to 22% per annum effective January 1, 2025. For the period from January 1, 2025 to March 28, 2025, the loan generated accrued interest income of $1.0 million. On March 28, 2025, FFH repaid the shareholder loan and accrued interest in full. There were no comparable amounts for the three months ended March 31, 2024.

21.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	March 31, 2025	December 31, 2024
Book value of vessels secured against loans (1)	965,445	977,326
(1) This excludes the FLNG Gimi which is classified as “Assets under development” (note 13) and secured against its specific debt facility (note 16).

22.    SUBSEQUENT EVENTS

Since March 31, 2025, the following non-recognized events have occurred:

•20-year FLNG deployment projects in Argentina

On May 2, 2025, we announced our execution of 20-year agreements for a combined 5.95 mtpa nameplate liquefaction capacity in Argentina. Following satisfaction of all conditions precedent, we reached a FID for the re-deployment of the FLNG Hilli under a 20-year agreement with SESA. FLNG Hilli will be deployed offshore Argentina, with commercial operations expected to commence in 2027. Under the terms of the agreement, we will receive fixed annual charter hire of $285 million, in addition to a commodity-linked tariff component equal to 25% of Free on Board (FOB) prices in excess of $8.00 per MMBtu.

In addition, we entered into definitive agreements for a 20-year charter of the MKII FLNG with SESA, currently undergoing conversion at CIMC's shipyard. The definitive agreements are subject to the satisfaction of defined conditions precedent. Commercial operation is expected to commence in 2028. Under the terms of the agreement, we will receive fixed annual charter hire of $400 million, plus a commodity-linked tariff of 25% of FOB prices above $8.00 per MMBtu.

•Dividends

In May 2025, we declared a dividend of $0.25 per share in respect of the three months ended March 31, 2025 to shareholders of record on June 3, 2025, which will be paid on or around June 10, 2025.